Exhibit 28.1

WACHOVIA CREDIT CARD MASTER TRUST

Excess Spread Analysis—June 2004

Series	2000-1
Deal Size	$750 MM
Expected Maturity	07/15/05

Yield	18.15%
Less: Coupon	1.46%
Servicing Fee	1.50%
Net Credit Losses	6.75%
Excess Spread:
June-04	8.44%
May-04	8.59%
April-04	7.83%
Three month Average Excess Spread	8.29%

Delinquency:
30 to 59 days	0.99%
60 to 89 days	0.62%
90 + days	1.46%
Total	3.07%

Payment Rate	10.48%